

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 6, 2023

Joshua Goldstein
General Counsel and Secretary
Masterworks Vault 3, LLC
225 Liberty Street, 29th Floor
New York, New York 10281

       Re: Masterworks Vault 3, LLC
            Post-Qualification Amendment to Offering Statement on Form 1-A
            Filed October 23, 2023
            File No. 024-12289

Dear Joshua Goldstein:

      We have reviewed your amendment and have the following comment.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

Post-Qualification Amendment to Offering Statement on Form 1-A

General

1.   We believe you are using advertisements on television to promote your offerings. Please provide us with your legal analysis as to why you believe such advertisements are permissible under Regulation A. In doing so, please differentiate between offerings that have qualified and offerings that have not yet qualified. In this regard, we draw your attention to the provisions in Rule 251(d)(iii) and Rule 255 of Regulation A under the Securities Act of 1933, as amended.

      We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alyssa Wall at 202-551-8106 or Dietrich King at 202-551-8071 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services